UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                 FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended December 31, 2004

       Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                 Act of 1935







                          ALLIANT ENERGY CORPORATION

                            4902 N. Biltmore Lane

                        Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                 FORM U-9C-3

                   For the Quarter Ended December 31, 2004




                                   CONTENTS

                                                                       Page

ITEM 1 - Organization Chart                                              3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions  3

ITEM 3 - Associate Transactions                                          4

ITEM 4 - Summary of Aggregate Investment                                 5

ITEM 5 - Other Investments                                               6

ITEM 6 - Financial Statements and Exhibits                               6

SIGNATURES                                                               6

EXHIBIT A                                                                7

ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at December 31, 2004

------------------------------------------ ----------------------    -------------- ---------------------------------------------
                                                                       Principal
               Company                            Type of              Amount of                      Person to
               Issuing                           Security              Security              Whom Security was Issued
              Security                            Issued             (in thousands)                      (1)
------------------------------------------ ----------------------    -------------- ---------------------------------------------
ADI Thermal Power Corporation              Common stock                     $200    Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP               Partnership capital            $1,124    Industrial Energy Applications Delaware, Inc.
                                           Partnership capital                $1    Alliant Energy Field Services, LLC
Alliant South Texas Pipeline, LP           Partnership capital            $3,902    Industrial Energy Applications Delaware, Inc.
                                           Partnership capital                $6    Alliant Energy Field Services, LLC
BFC Gas Company LLC                        Capital                        $1,975    Industrial Energy Applications, Inc.
CellTech Power, Inc.                       Series A preferred stock         $252    Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)   Money pool borrowings         $84,995    Alliant Energy Resources, Inc.
Dais Analytic Corporation                  Common stock                      $90    Wisconsin Power and Light Company
Distributed Energy Systems Corp.           Common stock                       $2    AER Holding Company
Distribution Vision 2010, LLC              Capital                          $150    Alliant Energy Corporation
Energy Performance Services, Inc.          Money pool borrowings         $14,727    Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.               Common stock                   $5,011    Alliant Energy Integrated Services Company
                                           Money pool borrowings          $2,227    Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.       Common stock                  $21,060    Alliant Energy Integrated Services Company
                                           Money pool borrowings         $18,670    Alliant Energy Resources, Inc.
New River Synfuel LLC                      Capital                       $63,731    Alpha Synfuel LLC
Nth Power Technologies Fund II, LP         Partnership capital            $8,500    Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                       Partnership capital              $849    Industrial Energy Applications Delaware, Inc.
ReGENco LLC                                Class A units                  $1,083    Heartland Energy Services, Inc.
RMT, Inc. (2)                              Common stock                  $11,822    Alliant Energy Integrated Services Company
STM Power, Inc.                            Series B preferred stock       $2,500    Alliant Energy Resources, Inc.
TRANSLink Development Company LLC          Capital                          $288    Alliant Energy TransCo LLC
                                           Loan                           $2,196    Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.                Common stock                   $3,001    Alliant Energy Transportation, Inc.
                                           Money pool borrowings          $1,421    Alliant Energy Resources, Inc.
------------------------------------------ ----------------------    -------------- ---------------------------------------------
(1) Associate companies.
(2) Includes RMT, Inc.; RMT North Carolina, Inc.; RMT, Inc., Michigan; and RMT International, Inc.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2004

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

------------------------------------------------------------------------------------------------------------------------------
Reporting    Associate                                                 Direct         Indirect                        Total
 Company      Company               Types of                           Costs           Costs          Cost of         Amount
Rendering    Receiving              Services                          Charged         Charged         Capital         Billed
Services     Services               Rendered                       (in thousands) (in thousands) (in thousands) (in thousands)
------------------------------------------------------------------------------------------------------------------------------
RMT           WP&L        Environmental consulting                     $1,332            $-              -           $1,332
RMT           IEA         Environmental consulting                         89             -              -               89
RMT           IP&L        Environmental consulting                        493             -              -              493
RMT           Resources   Environmental consulting                         58             -              -               58
RMT           Barge       Environmental consulting                         10             -              -               10
RMT           AEG         Environmental consulting                         13             -              -               13
RMT           AE EPC      Environmental consulting                          5             -              -                5
ReGENco       IP&L        Integrated turbine & generator services           5             -              -                5
ReGENco       WP&L        Integrated turbine & generator services          10             -              -               10
ReGENco       AEG         Storage lease, handling & maintenance           127             -              -              127
------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

-------------------------------------------------------------------------------------------------------------------------
Associate      Reporting                                  Direct           Indirect                            Total
 Company        Company              Types of              Costs            Costs            Cost of           Amount
Rendering      Receiving             Services             Charged          Charged           Capital           Billed
 Services       Services             Rendered         (in thousands)   (in thousands)    (in thousands)    (in thousands)
-------------------------------------------------------------------------------------------------------------------------
RMT             IEA             Environmental consulting       $89            $-                $-               $89
RMT             AE EPC          Environmental consulting        5              -                 -                 5
-------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

------------- ----------------------------------            ------------ ----------------------------------
Abbreviation  Legal Name                                    Abbreviation Legal Name
------------- ----------------------------------            ------------ ----------------------------------
AE EPC        Alliant Energy EPC, LLC                       ReGENco      ReGENco LLC
AEG           AEG Worldwide, Inc.                           Resources    Alliant Energy Resources, Inc.
Barge         IEI Barge Services, Inc.                      RMT          RMT, Inc.
IEA           Industrial Energy Applications,Inc.           WP&L         Wisconsin Power and Light Company
IP&L          Interstate Power and Light Company
------------- ----------------------------------            ------------ ----------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

-----------------------------------------------------------------------------------------------------
Total consolidated capitalization as of December 31, 2004 (a)                  $5,348,000      Line 1
-----------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                802,200      Line 2
-----------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)         802,200      Line 3
-----------------------------------------------------------------------------------------------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                            99,722
     Energy-related business category ii                                           13,044
     Energy-related business category iii                                               -
     Energy-related business category iv                                                -
     Energy-related business category v                                             3,949
     Energy-related business category vi                                           72,395
     Energy-related business category vii                                           5,384
     Energy-related business category viii                                         20,918 (b)
     Energy-related business category ix                                            9,454
     Energy-related business category x                                                 -
                                                                               __________
        Total current aggregate investment                                        224,866      Line 4
-----------------------------------------------------------------------------------------------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                             $577,334      Line 5
-----------------------------------------------------------------------------------------------------

Investments in gas-related companies:
----------------------------------------------------------------
Total current aggregate investment (categorized
 by major line of gas-related business):
     Gas-related business category i                    $-
     Gas-related business category ii                    -
                                                ----------------
         Total current aggregate investment             $-
----------------------------------------------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $20,918,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

-----------------------------------------  ----------- --------------  --------------------------------------------------
                                              Other
                                            Investment     Other
            Major Line Of                     In Last    Investment
            Energy-Related                    U-9C-3      In This                    Reason for Difference
               Business                       Report    U-9C-3 Report                  In Other Investment
-----------------------------------------  ----------- --------------  --------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.    $40,005       $39,730      In the fourth quarter of 2004, Industrial Energy
                                                                        Applications, Inc. repaid $275 of money pool
                                                                        borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.             $3,289        $3,289      No change.

Energy-related business category vi*
     BFC Gas Company LLC                      $1,975        $1,975      No change.

Energy-related business category vii*
     RMT, Inc. (1)                           $11,822       $11,822      No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                       $849          $849      No change.
-----------------------------------------  ----------- --------------  --------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

(1) Includes RMT, Inc.; RMT North Carolina, Inc.; RMT, Inc., Michigan; and RMT International, Inc.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Omitted for the fourth quarter pursuant to instructions for "Item 6."


B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
          Copies of contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 24th day of March 2005.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                  Vice President-Controller and Chief Accounting Officer
-------------------------                  (Principal Accounting Officer)
John E. Kratchmer

                                                                    Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                 CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By:  /s/ John E. Kratchmer                 Vice President-Controller and Chief Accounting Officer
--------------------------                 (Principal Accounting Officer)
John E. Kratchmer